UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 001-36769.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRP Holdings, Inc.

200 W. Forsyth St., 7th Floor

Jacksonville, Florida 32202

1

TABLE OF CONTENTS

Page(s)

Report of Independent Registered Certified Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

2

Report of Independent Registered Certified Public Accounting Firm

The Administrative Committee of

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 22, 2017

3

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$29,725,183	$28,525,397

Receivables
Employer contributions	14,521	15,038
Employee contributions	34,908	36,877
Notes receivable from participants	1,309,372	1,335,055
Total receivables	1,358,801	1,386,970

Total assets, at fair value	31,083,984	29,912,367

Net assets available for benefits	$31,083,984	$29,912,367

The accompanying notes are an integral part of these financial statements.

4

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

Additions:
Investment Income:
Dividend and interest income	$1,047,321
Net appreciation in fair value of investments	614,117
Total investment income	1,661,438

Interest on notes receivable from participants	53,509

Contributions:
Employer	830,710
Employee	1,966,712
Rollovers	72,132
Total contributions	2,869,554

Total additions	4,584,501

Deductions:
Benefits paid to participants	(3,352,597)
Deemed distributions	(41,589)
Administrative expenses	(18,698)

Total deductions	(3,412,884)

Increase in net assets available for benefits	1,171,617

Net assets available for benefits:
Beginning of year	29,912,367
End of year	$31,083,984

The accompanying notes are an integral part of these financial statements.

5

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.       Description of the Plan

The following description of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Patriot Transportation Holding, Inc. (the “Company”), as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: FRP Holdings, Inc.; FRP Development Corporation; Florida Rock & Tank Lines, Inc. and Florida Rock Properties, Inc.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or defined contribution plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2016 Plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Bank FDIC Insured Account.

Vesting

Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

6

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.

Matching Contributions

Vested
Years of Service	Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Profit Sharing Contributions

Vested
Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of Benefits

On termination of employment, death or disability of a participant, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts

The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $80,808 and $78,833 at December 31, 2016 and 2015, respectively. $78,833 was reallocated to eligible participants in 2016.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $25,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance and bear interest at a rate commensurate with local prevailing rates, ranging from 4.25% to 6.00% at December 31, 2016, as determined by the Plan’s administrator. Loan terms are limited to five years except residential loans, which are payable up to 15 years. Principal and interest will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

7

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service (“IRS”) as a distribution from the Plan. Loans in the amount of $64,814 and $48,862 were in default for the Plan years ended December 31, 2016 and 2015, respectively. A participant’s loan account equals the original principal amount less principal repayments.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares held by the Plan at year-end. Cash equivalents and short-term investments are valued at cost, which approximate fair value.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the basis of the ex-dividend date.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

3. Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

8

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and December 31, 2015.

	Investment assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$22,504,904	—	—	$22,504,904
Interest bearing cash	5,253,984	—	—	5,253,984
Common stock	1,966,295	—	—	1,966,295
Total assets	$29,725,183	$—	$—	$29,725,183

	Investment assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,569,315	—	—	$24,569,315
Interest bearing cash	2,133,011	—	—	2,133,011
Common stock	1,823,071	—	—	1,823,071
Total assets	$28,525,397	$—	$—	$28,525,397

4. Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income. Additionally, the Plan holds an investment in the common stock of the Company. The plan also issues notes to participants, which are secured by the balance in the participants’ accounts. These transactions qualify as party-in-interest transactions.

5.        Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

6.       Income Tax Status

The Prototype plan, upon which the Plan is based, has received an opinion letter dated March 31, 2014. Subsequent to the date of the letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliances with the applicable requirement so the Internal Revenue Code (the “Code”) and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

9

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

7.       Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

While the Plan attempts to limit any financial exposure, its deposit balances may, at times, exceed Federally-insured limits. The Plan has not experienced any losses on such accounts. It is management’s opinion that the financial institutions used by the Plan are financially strong and, therefore do not constitute significant risk.

8.       Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., previously a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market Fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

9.        Subsequent event

In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2016 through the date the financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

10

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2016

Plan Number 001, EIN 59-2924957

		Description of investment
		including maturity date,
		rate of interest,
Identity of issue borrower		collateral, par or		Current
or similar party		maturity value	Cost	Value

	Vulcan Materials Co Common Stock	Common Stock	**	$322,873
*	Patriot Transportation Common Stock	Common Stock	**	317,869
*	FRP Holdings Inc Common Stock	Common Stock	**	1,325,553
	Vanguard 500 Index Signal	Mutual Fund	**	3,243,934
	T. Rowe Price Retirement 2010 Fund - R	Mutual Fund	**	4,108,134
	T. Rowe Price New Horizon	Mutual Fund	**	1,785,068
	T. Rowe Price Retirement 2020 Fund - R	Mutual Fund	**	734,142
	T. Rowe Price US Treasury Intermediate	Mutual Fund	**	608,221
	T. Rowe Price Retirement 2030 Fund - R	Mutual Fund	**	1,691,848
	T. Rowe Price Retirement 2040 Fund - R	Mutual Fund	**	1,947,431
	T. Rowe Price Retirement 2050 Fund - R	Mutual Fund	**	140,075
	T. Rowe Price Growth Stock R	Mutual Fund	**	249,158
	American Century Inflat-Adj Bond Adv	Mutual Fund	**	114,257
	Wells Fargo Adv Prem Large Co Growth	Mutual Fund	**	2,768,120
	RidgeWorth Seix Core Bond I	Mutual Fund	**	381,162
	Federated Mid Cap Index IS	Mutual Fund	**	1,197,509
	Invesco International Growth Fund	Mutual Fund	**	588,660
	JP Morgan US Equity – A	Mutual Fund	**	639,811
	Dodge & Cox Stock Fund	Mutual Fund	**	655,517
	MFS International Value R3	Mutual Fund	**	529,711
	Putnam Equity Income Fund – A	Mutual Fund	**	707,485
	DFA Global Real Estate Securities	Mutual Fund	**	77,665
	DFA US Small Cap Value Fund	Mutual Fund	**	336,996
*	Suntrust Bank FDIC Insured Account	Interest bearing cash	**	5,253,984

				29,725,183
*	Participant Loans	Loans with interest
		rates ranging from
		4.25% to 6.00%
		maturing through 2030.	-	1,309,372
				$31,034,555

*	Party-in-interest as defined by ERISA
**	Cost not required for participant-directed investments

11

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PATRIOT TRANSPORTATION HOLDING, INC.,
PROFIT SHARING AND DEFERRED
EARNINGS PLAN

By:	/s/ John D. Milton, Jr.
Executive Vice President,
Chief Financial Officer, Treasurer
and Secretary of FRP Holdings, Inc.
(Principal Financial Officer)

12

EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Registered Certified Public Accounting Firm

13